SilverCrest Discovers New Mineralized “Contact Zone” at La Joya
Hole 19 Intercepts 51.4 M of 102.9 gpt Silver Equivalent

TSX-V: SVL OTCQX: STVZF	For Immediate Release

VANCOUVER, BC – October 17, 2011 – SilverCrest Mines Inc. (the “Company”) is pleased to announce that the final Phase I drilling at the La Joya property in Durango Mexico has identified a new “Contact Zone” style of mineralization. Hole LJ11-19 is considered the discovery hole of the Contact Zone and intersected 51.4 metres of 102.9 gpt silver equivalent. The new zone has been confirmed with results from the final 6 drill holes of the 26 hole Phase 1 drill program (see attached figures and tables below). The Contact Zone mineralization is similar to that of the nearby world class San Martin and Sabinas mines. These two mines have combined historic production and current resources of more than 200 million ounces of silver plus copper, lead and zinc.

J. Scott Drever, President stated; “Our success to date in the exploration of such a small portion of the La Joya property is truly astounding. Twenty six holes have identified four styles of silver, copper and gold mineralization over thicknesses ranging up to 50 metres. We continue to be impressed with the continuity and length of the mineralized intercepts as well as the overall grades associated with those intervals. For reference, 100 gpt silver equivalent has an approximate gross value of $96 per tonne at a silver price of US$30 per ounce and a 50 metre interval is approximately equivalent to a 15 story building. To date, we have focussed on the continuity of the higher grade intercepts and we are also examining the strong case beginning to emerge for a potential bulk tonnage, open pit deposit that may change the perception of the property and its ultimate value to the Company.”

Contact Zone

Drill holes 19, 20, 22, 24, 25 and 26 have identified an additional style of mineralization at La Joya, which is referred to as the “Contact Zone”. This zone appears to be similar to the contact alteration and mineralization observed at nearby San Martin and Sabinas Mines, where ore grade mineralization concentrates near the contact with the underlying intrusives and constitute a major portion of the reserves at the mines. Summary of significant drill hole intercepts in the Contact Zone only are shown below. Please see subsequent tables for significant other mineralized intercepts in these holes.

Hole (Azimuth, Dip) *	From (m)	To (m)	Length (m)	Ag (gpt)	Cu (%)	Au (gpt)	Ag (gpt) equiv. **
LJ11-19 (160, -50)	102.0	153.4	51.4	66.1	0.33	0.18	102.9
Includes	110.0	135.7	25.7	110.2	0.61	0.13	166.7
Includes	122.0	132.7	10.7	205.5	1.11	0.23	308.0
LJ11-20 (-180, -50)	178.0	221.6	43.6	34.5	0.20	0.31	66.4
includes	215.8	219.6	3.8	149.0	1.98	0.21	321.9
LJ11-22 (180, -50)	165.1	209.0	43.9	23.9	0.15	0.25	48.7
Includes	165.1	181.3	16.2	47.1	0.21	0.09	68.8
LJ11-24 (0,-50)	157.2	161.0	3.8	28.0	0.22	0.10	51.0
LJ 11-25 (320, -50)	184.5	212.0	27.4	22.1	0.23	0 21	52.0
Includes	184.5	194.2	9.7	20.3	0.51	0.33	78.6
Includes	207.1	212.0	4.9	72.5	0.14	0.10	89.0
LJ 11-26 (160 -50)	150.3	173.0	22.7	78.4	0.27	0.25	113.0
Includes	155.1	158.2	3.1	227.4	0.76	0.30	304.7
	224.6	263.0	38.4	6.2	0.09	0.75	51.1
	327.0	329.7	2.7	166.8	0.04	0.22	181.1

* Shows only intercepts of the Contact Zone. See following tables for all intercepts in the holes.
**Ag equivalent is based on 100% metallurgical recovery and price ratios of 82:1- Cu:Ag and :50:1- Ag:Au. Metals prices used to determine ratios were US$ 24/oz for Ag; US$ 3/lb for Cu and US$ 1200/oz for Au. Minimum 2 metre width for mineralized intercept. All numbers are rounded.

There are also combined lead and zinc values in selected intervals ranging up to 1.34%

Phase 1 Final Six Holes

The Company announced the results for the first 20 holes of Phase 1 in previous news releases dated March 7, 2011 and June 6, 2011. The results for the final 6 holes in Phase I are summarized in the table below. All of the holes of Phase 1 were drilled along strike of the Main Mineralized Trend and were designed to test the extent of shallow dipping, manto style mineralization, near-vertical mineralized structures and the newly discovered Contact Zone. Weighted average analytical results and calculated silver equivalents for Cu and Au are presented for the most significant intervals but do not include significant lead, zinc, tungsten or molybdenum values seen in drill hole assay results. Lengths are down hole measurements and are believed to be near true thickness based on drill core inspection. Many of the intersections are near-surface.

Hole (Azimuth, Dip)	From (m)	To (m)	Length (m)	Ag (gpt)	Cu (%)	Au (gpt)	Ag (gpt) equiv. *
LJ 11-21 (45, - 50)	27.0	40.5	13.5	45.3	0.36	0.39	94.3
includes	30.0	32.6	2.6	152.0	1.07	0.58	268.2
	76.0	91.9	15.9	95.7	1.00	0.15	185.1
Includes	78.0	83.5	5.5	217.2	2.28	0.37	422.7
LJ11-22 (180, -50)	2.0	5.6	3.6	28.8	0.26	0.03	51.6
	28.4	30.8	2.4	130.7	0.40	0.10	168.5
	42.6	53.0	10.4	30.6	0.15	0.13	48.5
	74.6	78.4	3.8	104.7	0.62	0.04	156.6
	99.9	104.2	4.3	61.9	0.06	0.03	68.3
	165.1	209.0	43.9	23.9	0.16	0.25	48.7
Includes	165.1	181.2	16.1	47.1	0.21	0.09	68.8
LJ 11-23 (0, -90)	100.1	127.2	27.1	28.1	0.25	0.13	55.1
Includes	126.3	130.2	3.9	57.6	0.52	0.08	104.2
	147.8	168.0	20.2	20.1	0.14	1.10	86.6
LJ 11-24 (0, -50)	6.0	9.0	3.0	60.8	0.42	0.13	101.7
	66.0	69.5	3.5	55.7	0.27	0.38	96.8
	82.9	86.7	3.8	45.2	0.06	0.14	57.1
	88.9	100.2	11.3	107.9	0.17	0.09	126.3
Includes	96.9	100.2	3.3	277.0	0.50	0.14	325.0
	157.2	161.0	3.8	28.0	0.22	0.10	51.0
LJ 11-25 (320, -50)	184.5	212.0	27.4	22.1	0.23	0 21	52.0
Includes	184.5	194.2	9.7	20.3	0.51	0.33	78.6
Includes	207.1	212.0	4.9	72.5	0.14	0.10	89.0
LJ 11-26 (160 -50)	0.0	14.0	14.0	109.3	0.92	0.08	188.2
includes	8.0	12.0	4.0	236.0	1.98	0.10	403.4
	112.4	116.0	3.6	34.7	0.12	0.16	52.5
	150.3	173.0	22.7	78.4	0.27	0.25	113.0
includes	155.2	158.2	3.1	227.4	0.76	0.30	304.7
	224.6	263.0	38.4	6.2	0.09	0.75	51.1
	327.0	329.7	2.7	166.8	0.04	0.22	181.1

*Ag equivalent is based on 100% metallurgical recovery and price ratios of 82:1- Cu:Ag and 50:1- Ag:Au. Metals prices to determine ratios were US$ 24/oz for Ag; US$ 3/lb for Cu and US$ 1200/oz for Au. Minimum 2 metre width was used for mineralized intercepts. All numbers are rounded.

Phase I Drill Program Highlights

Twenty three of the twenty six Phase 1 drill holes encountered significant intervals of Ag, Cu and Au values with associated Pb, Zn, tungsten (W) and molybdenum (Mo) in selective zones. The most significant to date are shown below. Details of numerous other intercepts are shown in the subsequent table and in press releases dated June 6, 2011 and March 7, 2011.

Hole Number	Length (m)	Ag (gpt)	Cu (%)	Au (gpt)	Ag (gpt) equiv.*
LJ10-01	12.1	126.7	1.07	0.26	275.1
LJ10-04	19.2	156.7	0.82	0.18	255.5
LJ10-09	19.2	90.5	0.27	0.19	129.6
LJ10-10	27.0	47.5	0.48	0.15	107.7
LJ11-17	35.0	112.1	1.11	0.22	211.2
LJ11-19	51.4	66.1	0.33	0.18	102.9
LJ11-20	9.0	186.4	1.69	0.28	334.7
LJ11-21	15.9	95.7	1.00	0.15	185.1
LJ11-24	11.3	107.9	0.17	0.09	126.3
LJ11-26	14.0	109.3	0.92	0 08	188.2

*Ag equivalent is based on 100% metallurgical recovery and price ratios of 82:1- Cu:Ag and :50:1- Ag:Au. Metals prices used to determine ratios were US$ 24/oz for Ag; US$ 3/lb for Cu and US$ 1200/oz for Au. Minimum 2 metre width for mineralized intercept. All numbers are rounded

Phase 1 drill results, in conjunction with surface mapping and sampling have demonstrated continuity of the Ag-Cu-Au mineralization within an area of at least 700 metres long by 300 metres wide by 200 metres deep.

Historic drilling and recent surface mapping indicate the favourable mineralized trend may exceed 2 kilometres in length, of which the Phase 1 drilling has tested approximately 700 metres.
Four styles of mineralization have been identified in drill core;
Multiple (at least 6) shallow-dipping near-surface mineralized manto zones from 3 - 30 metres in true thickness,
Multiple (at least 6) near-vertical mineralized structures from 3 - 50 metres wide,
A newly discovered “Contact Zone” proximal to the underlying intrusive with mineralized thicknesses up to 50 metres and geology similar to the nearby San Martin and Sabinas mines

A large, pervasively mineralized gold and tungsten halo, which appears to be associated with the Contact Zone, is being evaluated. Selective assay results in this halo are up to 5 gpt gold and 1% tungsten (WO3 ). Molybdenum is also present with grades up to 0.7% Mo.

The Company is reviewing and validating extensive historic exploration data collected on the property from 1979 to 2006 including drill logs, certified lab analysis and archived core (est. 6,600m). The initial review of the historical data dramatically advances the geologic knowledge of the property and identifies several new exploration targets outside the area of Company’s Phase I drill program.

In addition to the main area of interest defined by the Phase I exploration work, there are at least three other significant target areas on the Company’s concessions which have been identified by airborne geophysical anomalies and historical data, including drilling, and correspond to the general mineralized characteristics seen in the main area of interest.

All identified target areas are open, with excellent potential for additional discoveries.

All sample preparation was completed by ALS Chemex in Zacatecas and analyzed by ALS Chemex in North Vancouver. Selected samples were analyzed at the Company’s lab at its Santa Elena Mine and were re-run at ALS Chemex for verification and QA/QC purposes.

The Company is compiling and validating historical and current data through an Independent Qualified Person for use in developing estimated resources and a NI 43-101 Technical Report anticipated in Q4 2011. A Phase II program is in the planning stage, and contemplates approximately 50 additional drill holes (in excess of 10,000m) to begin in Q4 2011.

The Company has the right to acquire 100% of the La Joya Property which is located approximately 75 kilometres southeast of the city of Durango, Mexico. The property is located in a productive mineralized region which currently supports several large scale mining operations including Grupo Mexico’s San Martin Mine, Industrias Peñoles’ Sabinas Mine, Pan American Silver’s La Colorada Mine and First Majestic Silver’s La Parrilla Silver Mine. Please reference our website at www.silvercrestmnes.com for more information, photos, a video and figures on La Joya.

The Qualified Person under National Instrument (NI 43-101) Standards of Disclosure for Mineral Projects for this News Release is N. Eric Fier, CPG, P.Eng, and Chief Operating Officer for SilverCrest Mines Inc., who has reviewed and approved its contents.

SilverCrest Mines Inc. (TSX-V: SVL) is a Mexican precious metals producer with headquarters based in Vancouver, BC. SilverCrest’s flagship property is the 100%-owned Santa Elena Mine, which is located 150km northeast of Hermosillo, near Banamichi in the State of Sonora, México. The mine is a high-grade, epithermal gold and silver producer, with an estimated life of mine cash cost of US$8 per ounce of silver equivalent (55:1 Ag:Au). SilverCrest anticipates that the 2,500 tonnes per day facility should recover approximately 4,805,000 ounces of silver and 179,000 ounces of gold over the 6.5 year life of the open pit phase of the Santa Elena Mine.

This news release contains forward-looking statements, which address future events and conditions, which are subject to various risks and uncertainties. The Company’s actual results, programs and financial position could differ materially from those anticipated in such forward-looking statements as a result of numerous factors, some of which may be beyond the Company’s control. These factors include: the availability of funds; the timing and content of work programs; results of exploration activities and development of mineral properties, the interpretation of drilling results and other geological data, the uncertainties of resource and reserve estimations, receipt and security of mineral property titles; project cost overruns or unanticipated costs and expenses, fluctuations in metal prices; currency fluctuations; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company’s management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements.

	Contact:	Fred Cooper
	Telephone:	(604) 694-1730 ext. 108
“J. Scott Drever”	Fax:	(604) 694-1761
	Toll Free:	1-866-691-1730
J. Scott Drever, President	Email:	info@silvercrestmines.com
SILVERCREST MINES INC.	Website:	www.silvercrestmines.com
Suite 501 - 570 Granville Street
Vancouver, BC Canada V6C 3P1

Neither TSX Venture Exchange nor its Regulation Services Provider (as defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

B
B'
26
SAC98-01
109.3,0.92,0.08,188.2/14m
24
23
19
SAC98-07
22
20
30.6,0.15,0.13,48.5/10.4m
SAC98-02
21
25
104.7,0.62,0.04,
156.6/3.8m
107.9,0.17,0.09,
126.3/11.3m
28.1,0.25,
0.13,55.1/27.1m
78.4,0.27,0.25,
113.0/22.7m
SAC98-01
BS-7
LJ DD11-11
LJ DD11-12
BS-6
23.9,0.16,0.25,48.7/43.9m
66.1,0.33,0.18,
102.2/51.4m
28.0,0.22,0.10,
51.0/3.8m
20.1,0.14,1.1,
86.6/20.2m
6.2,0.09,0.75,
51.1/38.4m
Pending
Validation
Assays
34.5,0.20,0.31,
66.4/43.6m
166.8,0.04,0.22,
181.1/2.7m
20.3,0.51,0.33,78.6/9.7m
72.5,0.14,0.10,89.0/4.9m
?
2500.0Y
2400.0Y
2300.0Y
2200.0Y
2100.0Y
2000.0Y
300.0X
400.0X
500.0X
600.0X
700.0X
800.0X
109.3,0.92,0.08,188.2/14m
Ag gpt, Cu %, Au gpt, Ag EQ gpt/m
23
DRILL HOLE
HISTORIC HOLE,
ASSAY VALIDATION PENDING
TUNGSTEN - GOLD PERVASIVE HALO
MINERALIZED STRUCTURE
INTRUSIVE : PORPHYRITIC
FELDSPAR/MONZONITE
CONTACT ZONE
Ag,Cu,Au,SKARN
HORNFELS/MARBLE
GRAPHIC SCALE
0
100
SilverCrest
de México S.A. de C.V.
LA JOYA PROJECT
Section B-B'
Looking North

Note: Shows major intercepts only. Please refer to current news release and previous new releases on La Joya for more details.
Holes 18, 21 and 23 are drilled North, out of section.

609200
609600
610000
610400
2641000
2640600
2640200
A
A'
B
B'
700m
Long
Phase I Potential
Resource Area
Phase II Drill
Target Area
Est. 300m wide
07
08
06
04
05
01,02,03
14
10
09
21
16
17, 18, 20
24
11
13
12
25
23
22
19
26
15
DEVELOPING MINERALIZED TREND
STRUCTURE: MINERALIZED ZONE
FELDSPAR PORPHYRY DIKE
ROAD
HISTORIC HOLE W/ TRACE
SVL DRILL HOLE W/ TRACE
DUMP
SMALL OLD WORKING
UNDERGROUND WORK
CONTOUR INTERVAL (20 m)
GRAPHIC SCALE
(IN METERS)
50 0 50 100 200
1 : 2000
SilverCrest
de México S.A. de C.V.
Project:
LA JOYA PROJECT
POANAS MUNICIPALITY, DURANGO DGO.
GEOLOGIC AND DRILL HOLE MAP
Drawn by:
AGC
Scale:
1:2,000
Date:
SEP. 2011
By:
DPT. GEOL.